                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K
                                   ---------
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

                [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number  1-12385

 A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NEWPORT NEWS SHIPBUILDING INC.
                 401(k) Investment Plan for Salaried Employees

                             4101 Washington Avenue
                          Newport News, Virginia 23607

 B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                          Newport News, Virginia 23607

Report of independent public accountants

To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
June 15, 2001

Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees


Table of contents

Statements of net assets available for benefits
  For the years ended December 31, 2000 and 1999............................................   1

Statement of changes in net assets available for benefits
  For the year ended December 31, 2000......................................................   2

Notes to financial statements
  December 31, 2000 and 1999................................................................   3

Schedule of assets held for investment purposes
  For the year ended December 31, 2000......................................................   7

Schedules omitted as not applicable
  As of and for the year ended December 31, 2000:
    Schedule of loans or fixed income obligations in default or classified as uncollectible
    Schedule of leases in default or classified as uncollectible
    Nonexempt transactions
    Schedule of reportable transactions
    Schedule of investment assets both acquired and disposed of within the plan year


Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees

Statements of net assets available for benefits
For the years ended December 31, 2000 and 1999

                                                                              2000           1999
                                                                         ------------   ------------
Assets:
 Cash                                                                    $    443,069   $    345,358
 Investments, at fair market value                                        790,546,837    743,922,837
 Receivables-
  Employer's contributions                                                  1,229,053      1,173,873
  Participants' contributions                                               1,009,223        967,297
                                                                         ------------   ------------
 Total receivables                                                          2,238,276      2,141,170
                                                                         ------------   ------------
Net assets available for benefits                                        $793,228,182   $746,409,365
                                                                         ============   ============

       The accompanying notes are an integral part of these statements.

Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees

Statement of changes in net assets available for benefits
For the year ended December 31, 2000


Additions:
  Investment income-
     Net appreciation in fair value of investments                         $ 40,048,503
     Interest                                                                 2,765,980
     Dividends                                                               24,814,051
  Contributions-
     Employer's                                                              24,456,866
     Participants'                                                           30,341,397
  Other additions                                                                23,840
                                                                           ------------
Total additions                                                             122,450,637
                                                                           ------------
Deductions:
  Benefits paid to participants                                              75,595,790
  Administrative expenses                                                        36,030
                                                                           ------------
Total deductions                                                             75,631,820
                                                                           ------------
Net increase                                                                 46,818,817
Net assets available for benefits:
  Beginning of year                                                         746,409,365
                                                                           ------------
  End of year                                                              $793,228,182
                                                                           ============

        The accompanying notes are an integral part of this statement.

Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees

Notes to financial statements
December 31, 2000 and 1999

1. Description of the Plan:

General

The Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the Plan) was adopted by Newport News Shipbuilding Inc. (the Company or NNS), effective December 16, 1996. This Plan was established as a result of the Company being spun-off from its former parent, Tenneco Inc. (Tenneco) on December 11, 1996 (the Spin-Off). Prior to the Spin-Off, the Company's salaried employees were participants in the Tenneco Thrift Plan (the Former Plan).

The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings and employer contributions to participants. The Company and Merrill Lynch (the Trustee) have executed the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan.

The Plan is administered by the Company's Benefits Committee (the Committee). The members of the Committee are appointed by the Company's Board of Directors (the Board). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

Eligibility and contributions

All salaried employees are eligible to participate in the Plan as of the first day of any payroll period after applying for Plan participation. Employees are eligible to enroll in the plan on the first day of the calendar month after he or she has completed 30 days of employment and has made written application in a manner acceptable to the Committee. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed limitations imposed by the Internal Revenue Service, through equal pay period deductions. Participant contributions can range from 1 percent to 12 percent of annual compensation. Deferral contributions were capped at $10,500 and $10,000 for the years ending December 31, 2000 and 1999, respectively. The Company will provide a matching contribution equal to 50 percent of the first 8 percent of compensation deferred under the Plan, resulting in a cap of 4 percent for Company matched contributions. Company matching contributions are made in the form of the Company's stock. All Plan participants, regardless of whether they make a contribution, also receive a Company stock grant equal to 3 percent of the participant's base pay, each pay period.

Participant accounts

Each participant's account is credited with the participant's contribution, an allocation of the Plan's earnings or losses and Company matching contributions each pay period. Allocations are based on the participant's account balance, as defined in the Plan document.

Vesting and forfeitures

Participants are vested in Company matching contributions after completing two years of Company service. Forfeited contributions are applied to reduce future Company matching contributions. There were no forfeitures applied to Company contributions for the year ended December 31, 2000. All participants are fully vested in the 3 percent stock grant and all other funds in their accounts.

Payment of benefits

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $5,000 have the right to defer the distribution of their account balances until they reach the age of 70.

Investment options

Upon enrollment in the Plan, participants may direct employee contributions in 1 percent increments in any of the nine investment funds that are selected by the Committee.

Loans to participants

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions for a period no longer than 5 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rates at December 31, 2000 and 1999, were 10.5 percent and 9.5 percent, respectively.

2. Significant accounting policies:

Basis of accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

All investments are recorded at fair market value based on quoted market prices. Purchases and sales transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefit payments are recorded when paid.

3. Investments:

The fair market value of individual investments that represent five percent of the Plan's net assets as of December 31, 2000 and 1999, are as follows:

                                                                          2000           1999
                                                                      ------------   ------------
Newport News Shipbuilding Inc. Common Stock                           $186,279,794   $121,432,934
Money Market Fund                                                      179,872,388    191,488,052
Fidelity Growth Company Fund                                           137,720,350    137,622,027
Putnam New Opportunities Fund                                           93,625,671     89,836,356
Equity Index Fund                                                       65,658,915     76,564,935

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $40,048,503 as follows:

Common Stock                                                                         $102,898,424
Mutual Funds                                                                          (55,680,692)
Collective Funds                                                                       (7,169,229)
                                                                                     ------------
                                                                                     $ 40,048,503
                                                                                     ============

4. Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment as of December 31, 2000 and 1999, is as follows:

                                                                          2000           1999
                                                                      ------------   ------------
Net Assets:
 Newport News Shipbuilding Inc. Common Stock                          $186,279,794   $121,432,934

                                                                                  For the year ended
                                                                                  December 31, 2000
                                                                                  ------------------
Change in net assets:
 Net appreciation                                                                    $ 93,008,802
 Interest                                                                                 267,858
 Employer contributions                                                                24,414,899
 Participant contributions                                                              2,337,334
 Other deductions                                                                        (389,217)
 Benefits paid to participants                                                         (9,770,017)
 Administrative expenses                                                                  (12,596)
 Interfund transfers                                                                  (45,010,203)
                                                                                     ------------
                                                                                     $ 64,846,860
                                                                                     ============

5. Tax status:

The Plan obtained its most recent determination letter on November 17, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the legal counsel of the Company believe that the Plan is currently designed and being operated in compliance with requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Plan termination:

The Company does not plan to terminate the Plan, however, it has the right to do so at any time by action of the Board. Should the Company decide to terminate the Plan, all participants would become fully vested in their account balances.

7. Related-party transactions:

Since the Company's common stock is an investment option, investments in this common stock represent related party transactions. Certain plan investments are shares of collective funds managed by the Trustee. Therefore, transactions with these investments qualify as related party transactions.

Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees

Schedule of assets held for investment purposes
For the year ended December 31, 2000

                   Identity of issue                                     Asset description         Cost          Value
                   -----------------                                     -----------------         ----          -----
U.S. Bond Index Fund*                                                     Collective Fund      $              $  8,868,767
Equity Index Fund*                                                        Collective Fund                       65,658,915
LifePath 2000*                                                            Collective Fund                        1,230,462
LifePath 2010*                                                            Collective Fund                        3,765,615
LifePath 2020*                                                            Collective Fund                        5,488,266
LifePath 2030*                                                            Collective Fund                        4,596,363
LifePath 2040*                                                            Collective Fund                        9,165,825
Money Market Fund*                                                        Collective Fund                      179,872,388
Uniqmoedc Money Market Fund                                               Collective Fund                        5,537,797
Putnam New Opportunities Fund                                             Mutual Fund Shares                    93,625,671
Templeton Foreign Fund                                                    Mutual Fund Shares                    14,122,533
Fidelity Growth Company Fund                                              Mutual Fund Shares                   137,720,350
INVESCO Value Trust Total Return Fund                                     Mutual Fund Shares                     7,217,124
Newport News Shipbuilding Inc. Common Stock* **                           Common Stock Shares   109,794,227    186,279,794
El Paso Natural Gas Company Common Stock                                  Common Stock Shares                   17,250,955
PACTIV Corporation Common Stock                                           Common Stock Shares                   15,852,294
Tenneco Automotive Inc. Common Stock                                      Common Stock Shares                    1,707,674
Participant Loans (interest rates varied from 6.17%
  to 10.50% during 2000)*                                                 Participant Loans                     32,586,044
                                                                                                              ------------
Total assets held for investment purposes                                                                     $790,546,837
                                                                                                              ============

*  Represents a party-in-interest
** Represents nonparticipant directed investment fund

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding Inc. Benefits Committee has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    NEWPORT NEWS SHIPBUILDING INC. 401(K)
                                    INVESTMENT PLAN FOR SALARIED EMPLOYEES


Date:  June 27, 2001                By: /s/ Elizabeth A. Graves
     -----------------------           ------------------------------
                                    Manager, Employee Benefits
                                    Newport News Shipbuilding Inc.


8